EXHIBIT D-1



HAND DELIVERY                              (304) 367-3423
                                           September 24, 1999


Ms. Sandra Squire
Executive Secretary
Public Service Commission of West Virginia
201 Brooks Street
P. O. Box 812
Charleston, WV  25323

Re:  UtiliCorp United Inc., by its division            Case No.99-1407-E-PC
     West Virginia Power, and
     Monongahela Power Company
     Joint Petition for consent for the
     purchase and sale of certain assets

Dear Ms. Squire:

     Please find enclosed herewith for filing an original and twelve copies of the Joint Petition of Monongahela Power Company and UtiliCorp United Inc. for the purchase by Monongahela Power
Company of the utility assets of West Virginia Power.

                                     Sincerely yours,


                                     /S/ Gary A. Jack

                                     Gary A. Jack
                                     Senior Attorney

GAJ:tmw


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                        VERIFICATION


STATE OF PENNSYLVANIA,

COUNTY OF WESTMORELAND,    TO WIT

      Jay S. Pifer, President, Monongahela Power Company, after

being duly sworn, says that the facts and allegations set forth in the foregoing Petition are true, except insofar as they are stated to be on information, he believes them to be true.




                                   /s/ Jay S. Pifer
                                   Jay S. Pifer


      Taken, sworn to and subscribed before me this 24th day of

September, 1999.






                             /s/ Joyce Moore
                                 Notary Public in and for said County


      My commission expires June 19, 2001.


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                          VERIFICATION

STATE OF  MISSOURI

COUNTY OF JACKSON


                 John McKinney, Vice President, Regulatory Services,

UtiliCorp United Inc., after being duly sworn, says that the facts and allegations set forth in the foregoing Petition are true, except insofar as they are stated to be on information, he believes them to be true.


                                   /s/ John McKinney
                                   John McKinney


          Taken, sworn to and sbuscribed before me this 23rd day of September, 1999.


                                   Patricia A. Austin
                                   Notary Public in and for said County

                                   Patricia A. Austin
                                   Notary Public - State of Missouri
                                   Commissioned in Jackson County
                                   My commission expires: December 12, 1999.


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                     STATE OF WEST VIRGINIA
                    PUBLIC SERVICE C0MMISSION
                           Charleston


UtiliCorp United Inc., by its division       Case No. 99-1407-E-PC
West Virginia Power and
Monongahela Power Company

Joint Petition for consent under West Virginia
Code Section 24-2-12 for the purchase and sale of certain assets and related transactions.


     Come now Monongahela Power Company (hereinafter referred to as the Buyer or Allegheny Power) and UtiliCorp United Inc. by its

division West Virginia Power (hereinafter referred to as the

Seller), petitioners herein, who respectfully show the Commission as follows:


                         The Petitioners

     1.   Monongahela Power Company, doing business as Allegheny

Power, is a public utility corporation organized and existing under the laws of the State of Ohio, provides retail electric service to customers in portions of West Virginia, and has its principal place of business at 1310 Fairmont Avenue, Fairmont,

West Virginia 26555-1392.  Monongahela Power Company is an

operating utility subsidiary of Allegheny Energy, Inc., a public utility holding company organized and existing under the laws of the State of Maryland.

     2.   UtiliCorp United Inc. is an energy and services company

organized and existing under the laws of the State of Delaware providing retail electric and gas service to customers in eight states, one Canadian province, the United Kingdom, New Zealand,

and Australia.  West Virginia Power is a division of UtiliCorp

United Inc.


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providing electric service in five (5) southeastern

counties of West Virginia to approximately 26,000 customers and gas service in seventeen (17) counties of West Virginia to

approximately 24,000 customers.  Its principal place of business in West Virginia is 280 Seneca Trail, Fairlea, West Virginia

24902.  Its mailing address is P. O. Box 830, Lewisburg, West

Virginia 24901.

                         The Transaction

     3.   The Seller proposes to sell, and the Buyer proposes to

buy, all of the electric and gas facilities, including related contractual rights, licenses, permits and assets used in the operation of UtiliCorp's West Virginia business, as defined in the Asset Purchase Agreement described in Paragraph 5, below

("West Virginia Assets").  No material transmission and

generation facilities are part of the transaction between Buyer and Seller. The purchase price of the West Virginia Assets will be the approximate net book value at the time of the closing and is estimated to be approximately $75 million, payable in cash and with no assumption of material liabilities.

     4.   There is filed herewith the Asset Purchase Agreement

between Allegheny Energy, Inc., corporate parent of Buyer, and

Seller, dated as of September 9, 1999 (Exhibit A), which sets forth the terms of the sale and purchase of the UtiliCorp West

Virginia Assets.  Reference is made to such agreement for details regarding the proposed purchase and sale of the West Virginia

Assets.  The Agreement provides, in Section 7.03e, that the

purchase of the UtiliCorp West Virginia Assets will be by a

subsidiary or affiliate of Allegheny Energy, Inc.  It is proposed that Monongahela Power Company, an established utility currently providing electric service to 330,000 West Virginians, be the purchaser of the UtiliCorp West Virginia Assets.  The acquisition is expected to be financed primarily by the issuance of medium term securities.

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     5.   The terms and conditions of the transaction are fair

and reasonable, neither party is given an undue advantage over the other and the transaction does not adversely affect the

public in the State of West Virginia.

     6.   No public utility other than Buyer, Seller and

Appalachian Power (noted below) is affected or will be affected by the proposed sale of the UtiliCorp West Virginia Assets or the approval thereof by the Public Service Commission.

                   Buyer's Plans of Operation

     7.   It is anticipated that the Power Supply Agreement with

American Electric Power will be assigned by UtiliCorp West

Virginia to Allegheny Power and will continue in effect until termination of December 31, 2001.  Thereafter, generation will be supplied from Buyer's own generation or the market; provided,

however, that if a Plan for retail choice is enacted in West

Virginia, customers will have the opportunity to choose their suppliers in accordance with that Plan.

     8.   The gas system being acquired by Buyer will continue to

be operated by the employees who currently perform those

services.  Gas will be supplied from the existing gas supply agreements in place or as acquired by Buyer pursuant to new

contracts.

     9.   The Buyer will offer employment to all of the Seller's

employees in the West Virginia Service Territory at closing at the same geographic location.  The employees will be given credit for all service with the Seller under all employee benefit plans and arrangements maintained by the Buyer, or, for union

employees, to the extent permissible under the Collective

Bargaining Agreement and Law.  Buyer will assume the Collective

Bargaining Agreement at closing.

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     10.  The Buyer is well known to the Commission.  The

corporate entity is financially strong and will be able to meet all of the demands associated with ownership of the UtiliCorp

West Virginia Assets and Business and operation in the West

Virginia Service Territory.  Annual Reports to the Commission and

other financial information regarding the Buyer and Seller's financial conditions are filed periodically with the Commission and copies of the Annual Report to Shareholders of Allegheny

Energy and UtiliCorp United are attached a Exhibits B and C

respectfully.

     11.  The Buyer intends to create two new divisions of

Monongahela Power Company:  one division for the UtiliCorp West

Virginia electric assets and another separate division for the

UtiliCorp West Virginia gas assets.  The Buyer, through its

divisions, intends to assume the obligation, responsibilities,

rates and rights of Seller in and to the UtiliCorp West Virginia

Assets and Business.  In order to provide rate stability to the

Seller's customers, Buyer requests that the electric rates, base and fuel, be frozen for a period of 7 years from the date hereof and that the gas base rates be frozen for a similar period but that the fuel portion of the gas rates be allowed to fluctuate with the market and Rule 30 filings.  The only exception to the seven year freeze would be that the Buyer's affected division could file for rate relief in case of financial distress for either the electric or gas business.  Buyer acknowledges that electric and gas restructuring customer choice plans could alter the rate structure accordingly but should not alter the Buyer's full recovery of these rates.  Buyer represents that this rate stability treatment is in the best long term interests of the customers in the former W. Va. Power territory because (1)

Seller's residential rates are only approximately 7% higher than

Buyer's rates; (2) expenditures will be necessary by Buyer for service reliability purposes; and (3) while Buyer's own rates may escalate

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over this seven year period, Buyer is proposing not to

increase the rates (with noted exceptions) for the UtiliCorp West

Virginia territory.



               Benefits of the Transaction to the
                Public Interest of West Virginia

     12.  The sale by the Seller to the Buyer of the West

Virginia Assets and Business, and the transactions related

thereto, should be approved by the Public Service Commission of

West Virginia for the following reasons:

          (a)  the Buyer's retail electric and gas distribution

rates will be no higher than Seller's rates would then otherwise be and could, over a longer period of time, be lower than they would otherwise be;

          (b)  upon consummation of the sale, the West Virginia

Power operations will become part of a locally integrated

electric utility engaged in generation, transmission and

distribution of electricity in a five-state area, which should bring about:

               (i)  more efficient and resourceful operations,

thus benefiting customers and taxpayers;

               (ii) a stronger identity and recognition among

customers, communities, management, and employees of the Buyer;

and

               (iii)     dedication on the part of the management

and employees of the Buyer to providing a high level of service within the West Virginia Service Territory at a reasonable cost.

          (c)  Allegheny Power already has a major presence and

operation in the State as a key business and corporate citizen.

Its West Virginia operations include six coal-burning power

stations, 21 operating service centers, and almost 2,000

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employees working in the state.  Allegheny Power currently

provides reliable electric service to more than 420,000 customers across 29 counties in the State.  The transaction will further strengthen Allegheny Power's commitment to West Virginia,

promoting economic growth and community and educational efforts that enrich quality of life.

          (d)  the current quality of service provided to

customers in the West Virginia Power Service Territory will be maintained or improved.  At the time of this filing, the exact parameters of the current quality of service are unknown to

Buyer.  Buyer has established a transition team to study quality of service and many other issues;

          (e)  While UtiliCorp has served the state of West

Virginia and its customers well, a rather autonomous and isolated utility division poses certain operating and management

challenges that will be eliminated with this acquisition.  As a consequence of the proposed transaction, the West Virginia Power division of the Seller will become a part of a contiguous and integrated utility operation with extensive utility assets

nearby.

                 Request for Expedited Treatment

     Buyer and Seller intend to close on this transaction prior to year end.  The current proposed closing date is December 15,

1999.  Accordingly, Allegheny Power and UtiliCorp United request expedited review of this Petition by the Commission.  Buyer and

Seller know that the Commission is occupied with many issues, but believe that this Agreement is relatively simple, straight-

forward and in the best interests of West Virginia and,

therefore, should not require extensive time and resources to review.

                        Relief Requested

     WHEREFORE, the petitioners respectfully request the

Commission enter an order expeditiously granting consent under

Chapter 24, Article 2, Section 12 of the Code of West Virginia,

and Rule 10(5) and 10(6) of the Commission's Rules of Practice

and Procedure for the sale of the UtiliCorp West Virginia Assets as described in the accompanying Asset Purchase Agreement and this Petition, that the Buyer, through its divisions, be granted the right, privilege and franchise to serve, and assume the

responsibilities, obligations, rates for seven years, with an exception for gas fuel rates and financial distress as described herein, and all other rights associated with such current

electric and gas service in the present UtiliCorp West Virginia

Service Territory, with Seller released from such obligations,

all in accordance with the Asset Purchase Agreement, and grant such other authority as may be necessary or appropriate to the consummation of such sale and related transactions.

Dated:  September 24, 1999

                               Respectfully submitted,

                               MONONGAHELA POWER COMPANY


                               By:  /s/ Jay S. Pifer

                               Its: President


                               UTILICORP UNITED INC.


                               By:  /s/ John McKinney

                               Its: Vice President-Regulatory Services

Counsel for Buyer

/s/ Gary A. Jack
Gary A. Jack, Esquire
Allegheny Power
1310 Fairmont Avenue
Fairmont, WV 26554


/s/ Michael A. Albert, Esquire (GAJ)
Michael A. Albert, Esquire
Jackson & Kelly
1600 Laidley Tower
Charleston, WV 25322


Counsel for Seller

_______________________________
E. Dandridge McDonald, Esq.
McDonald Law Offices
1001 United Center
P. O. Box 2189
Charleston, WV 25328-2189
W. Va. State Bar No. 2439